Results of Shareholder Votes

A shareholder meeting was held on October 26, 2011 for the purpose of electing one Class I Trustee of the Fund by the holders of the Fund’s AMPS.

With regard to the October 26, 2011 meeting relating to the election of the following Class I Trustee by preferred shareholder of the Fund:

        # of Preferred Shares
Entitled to vote Outstanding
Ronald A. Nyberg                                     Less than 204     2,778

As noted above, a quorum was not reached and a shareholder vote did not occur. Consequently, the Fund’s Class I Trustee, Ronald A. Nyberg, was held over and is expected to stand for re-election again at the Fund’s 2012 annual meeting of shareholders.

The other Trustees of the Fund whose terms did not expire in 2011 are Randall C. Barnes, Ronald E. Toupin, Jr., Clifford D. Corso and Kevin M. Robinson.